# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EWSB Bancorp, Inc., CIK 0002013792
CUSIP: 26929P107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 109 West Second Street, Kaukauna, Wisconsin (WI), 54130
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002053882

## Reporting persons
- East Wisconsin Savings Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); sole voting power 47,410; shared voting power 5,268; sole dispositive power 52,678; shared dispositive power 0; aggregate amount beneficially owned 52,678 (7% of the class)

## Item 1. Issuer
Name of issuer: EWSB Bancorp, Inc.
Address of issuer's principal executive offices: 109 West Second Street, Kaukauna, Wisconsin, 54130

## Item 2. Person Filing
Name of person filing:
East Wisconsin Savings Bank
Employee Stock Ownership Plan Trust
Trustee: Community Bank of Pleasant Hill, dba First Trust of MidAmerica
Address of principal business office or, if none, residence:
3500 N Village Dr. Suite 220
St. Joseph, Missouri 64506
Citizenship: Wisconsin

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 52,678
Percent of class: 7.0
Sole power to vote or to direct the vote: 47,410
Shared power to vote or to direct the vote: 5,268
Sole power to dispose or to direct the disposition: 52,678
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- East Wisconsin Savings Bank Employee Stock Ownership Plan Trust: /s/ Ryan Thompson, Ryan Thompson, Vice President, Community Bank of Pleasant Hill dba First Trust of MidAmerica, as Trustee (02/17/2026)